File No. 82-5089

09046754

News Release

ZURICH®

SUPPL

Zurich appoints Martin Senn Chief Executive Officer

Zurich Financial Services Ltd
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/SMI: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, August 6, 2009 – Zurich Financial Services Group (Zurich) announced today that its Board of Directors has appointed Martin Senn (52, Swiss) to the role of Chief Executive Officer (CEO), following the retirement of James J. Schiro on December 31, 2009.

"Martin is an engaging, thoughtful and results-oriented leader who is ideally suited to build on and further develop Zurich's successful strategy," said Manfred Gentz, Chairman of Zurich's Board of Directors. "His extensive international exposure and diverse operational experience have prepared him well for tackling the challenges of leading a global firm, while his demonstrated focus on people management, proven commitment to corporate responsibility and deep knowledge of capital markets shows he appreciates the delicate stakeholder balance and knowledge of customers' needs required for sustained profitable success. We are confident he is the right leader for Zurich's next phase of success, and are proud that his selection illustrates the depth and strength of Zurich's management team."

Mr. Senn currently serves as Zurich's Chief Investment Officer, and as a member of its Group Executive Committee. Prior to joining Zurich, he served in senior leadership positions with Swiss Life, Credit Suisse and Swiss Bank Corp (now UBS), serving in financial, operational and investment related roles in Europe, Asia and North America.

"It is an honor to be asked to lead a company with such a rich and successful history as Zurich," remarked Mr. Senn. "I am looking forward to working with all 60,000 employees to build on our successful strategy and make the most of the opportunities we have created for ourselves."

The unanimous Board decision follows a lengthy review of both internal and external candidates, as well as a deep assessment of the needed attributes of

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Zurich's future leader. "A proven ability to engage multi-cultural teams will be a key success factor for future CEOs in this global economy, and Martin has shown he can listen and act with proven results," added Chairman Gentz. "In addition, his success in managing our assets to effectively match our liabilities illustrates his in-depth understanding of the complexities of the insurance business."

Mr. Senn will assume the CEO position on January 1, 2010, following the planned retirement of James J. Schiro. Schiro assumed the CEO position in May of 2002 amidst significant financial and operational turmoil, and led the company through a successful turnaround, resulting in a revamped structure and strategy, as well as 26 straight quarters of profitability. "Jim's vision and focus is why Zurich enjoys such a strong market position today," according to Chairman Gentz, "and our ability to choose his successor from amongst his management team demonstrates his commitment to developing people."

Additional Biographical Information: Mr. Senn is a member of the Group Executive Committee of Zurich Financial Services Ltd. He is a member of the Board of Directors of Zurich Group Holding and Zurich Life Insurance Company, and serves as Chairman of the Z Zurich Foundation. He joined Zurich in 2006.

Mr. Senn worked for the former Swiss Bank Corporation from 1976 to 1994 where his international career steps included treasurer in Hong Kong and regional treasurer for Asia and the Pacific region in Singapore before ultimately managing the company's Tokyo office. In 1994 he joined Credit Suisse where his executive roles included that of treasurer for the Head Office and Europe, chairman and turnaround manager of Credit Suisse Group Japan with a mandate to restructure and reposition all legal entities of the Group in Japan. In 2001, he became a member of the Credit Suisse Banking executive board and was appointed head of its Trading and Investment Services Division. From 2003 until 2006 he served as a

member of the corporate executive board and as chief investment officer of the Swiss Life Group.

Mr. Senn is a member of the governing board of Avenir Suisse and treasurer of the Zurich Association of Economics. In addition he serves as the Honorary Consul of the Republic of Korea in Zurich. He was previously a member of the board of directors of various banks and financial services institutions.

Mr. Senn received his commercial and banking diploma from the Business School in Basel, Switzerland and graduated from the International Executive Program at INSEAD in Fontainebleau and the Advanced Management Program at Harvard Business School.

Note to editors:

There will be a telephone conference tomorrow hosted by the Chairman of Zurich's Board of Directors, Manfred Gentz, with a Q&A session for analysts, investors and media at 9:00 a.m. CEDT. Please dial-in to register approximately 3 to 5 minutes prior to the start of the conference.

Dial-in numbers:

- Europe +41 (0)91 610 56 00
- UK +44 (0)207 107 06 11
- USA +1 (1) 866 291 41 66

The conference call will be audio webcast on our Web site www.zurich.com live, followed by a webcast replay available after 12:00 p.m. CEDT. For further information, please click on the following link: http://www.zurich.com/main/media/event/event_kj45d.htm

For **broadcast-standard and streaming-quality video** and/or **high resolution pictures** supporting this news release, please visit www.zurich.com/multimedia. If

you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.